Mail Stop 6010
Via Facsimile and U.S. Mail

January 4, 2008

Ms. Aiping H. Young
President and Chief Executive Officer
Lorus Therapeutics, Inc.
2 Meridian Road
Toronto, Ontario, Canada M9W 4Z7

> **Re: Lorus Therapeutics, Inc.**
> **Form 20-F for fiscal year ended May 31, 2006**
> **File No. 001-32001**

Dear Ms. Young:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant